UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2021

Commission File Number:  001-38502

EURODRY LTD.
(Translation of registrant's name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Attached hereto as Exhibit 1 is Management's Discussion and Analysis of Financial Condition and Results of Operations and unaudited interim condensed consolidated financial statements and related information and data of EuroDry Ltd. (the "Company") as of and for the six-month period ended June 30, 2021. Also attached hereto as Exhibit 101 is the Interactive Data file relating to the materials in this Report on Form 6-K, formatted in Inline Extensible Business Reporting Language (iXBRL).

Exhibit 104 - Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

This Report on Form 6-K is hereby incorporated by reference into the Company's Registration Statement on Form F-3 (File No. 333-238235) filed with the U.S. Securities and Exchange Commission on May 13, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURODRY LTD.

Dated: October 4, 2021	By:	/s/ Dr. Anastasios Aslidis
	Name:	Dr. Anastasios Aslidis
	Title:	Chief Financial Officer and Treasurer

MANAGEMENT'S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of our financial condition and results of operations for the six months ended June 30, 2021. Unless otherwise specified herein, references to the "Company" or "we" shall include EuroDry Ltd and its subsidiaries. You should read the following discussion and analysis together with the unaudited interim consolidated condensed financial statements and related notes included elsewhere in this report. For additional information relating to our management's discussion and analysis of financial condition and results of operations, please see our annual report on Form 20-F for the year ended December 31, 2020 filed with the U.S. Securities and Exchange Commission on April 22, 2021.

SELECTED CONSOLIDATED FINANCIAL DATA

The following table presents the Company’s selected consolidated financial and other data for each of the six-month periods ended June 30, 2020 and 2021, and as of December 31, 2020 and June 30, 2021. The selected consolidated statement of operations, cash flow and balance sheet data is derived from, and is qualified by reference to, our unaudited financial results for the six-month periods ended June 30, 2020 and 2021.

EuroDry Ltd. – Summary of Selected Historical Financials

	Six Months Ended June 30
	2020	2021
Statement of Operations Data
Time charter revenue	9,601,994	24,045,594
Commissions	(518,200)	(1,379,688)
Voyage expenses, net	(570,003)	443,075
Vessel operating expenses	(5,609,430)	(6,241,943)
Dry-docking expenses	(1,733,323)	(57,174)
Related party management fees	(973,504)	(1,085,825)
Vessel depreciation	(3,252,516)	(3,412,475)
General and administrative expenses	(1,180,155)	(1,151,151)
Operating (loss) / income	(4,235,137)	11,160,413
Other expenses, net	(1,883,426)	(8,077,734)
Net (loss) / income	(6,118,563)	3,082,679
Dividend Series B Preferred Shares	(748,012)	(570,925)
Preferred deemed dividend	-	(120,000)
Net (loss) / income attributable to common shareholders	(6,866,575)	2,391,754
(Loss) / earnings per share attributable to common shareholders- basic	(3.03)	1.03
Weighted average number of shares outstanding during the period, basic	2,267,375	2,322,588
(Loss) / earnings per share attributable to common shareholders- diluted	(3.03)	1.01
Weighted average number of shares outstanding during the period, diluted	2,267,375	2,364,879

Cash Flow Data	Six Months Ended June 30,
	2020	2021
Net cash (used in) / provided by operating activities	(258,719)	9,963,293
Net cash used in investing activities	(231,262)	(7,160,876)
Net cash (used in) / provided by financing activities	(4,250,553)	8,479,594

Balance Sheet Data	December 31, 2020	June 30, 2021
Total current assets	6,055,895	18,015,335
Vessels, net	99,305,990	108,047,669
Other non-current assets	2,150,000	1,900,000
Total assets	107,511,885	127,963,004
Total current liabilities	19,259,797	22,492,528
Total long-term liabilities	37,711,983	47,420,064
Long term debt, including current portion	51,111,838	58,835,911
Total liabilities	56,971,780	69,912,592
Mezzanine equity	15,940,713	13,060,713
Share capital	23,482	26,323
Total shareholders' equity	34,599,392	44,989,699

	Six Months Ended June 30,
	2020	2021
Other Fleet Data (1)
Number of vessels	7.00	7.19
Calendar days	1,274.0	1,300.9
Available days	1,222.8	1,300.9
Voyage days	1,222.2	1,297.1
Utilization Rate (percent)	100.0%	99.7%
(In U.S. dollars per day per vessel)
Average TCE rate (2)	7,390	18,879
Vessel Operating Expenses	4,403	4,798
Management Fees	764	835
General &Administrative Expenses	926	885
Total Operating Expenses excluding drydocking expenses	6,093	6,518
Drydocking expenses	1,361	44

(1) For the definition of calendar days, available days, voyage days and utilization rate see our annual report on Form 20-F for the year ended December 31, 2020 (“Item 5A-Operating Results.”) filed on April 22, 2021.

(2) Time charter equivalent rate, or TCE rate, is determined by dividing time charter revenue and voyage charter revenue less voyage expenses or time charter equivalent revenue, or TCE revenues, by the number of voyage days during the relevant time period. TCE revenues, a non-GAAP measure, provides additional meaningful information in conjunction with shipping revenues, the most directly comparable GAAP measure, because it assists Company’s management in making decisions regarding the deployment and use of its vessels and in evaluating the Company's financial performance. TCE revenues and TCE rate are also standard shipping industry performance measures used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters, pool agreements and bareboat charters) under which the vessels may be employed between the periods (see also “Item 5A-Operating Results” in our annual report on Form 20-F for the year ended December 31, 2020). Our definition of TCE revenues and TCE rate may not be comparable to that used by other companies in the shipping industry.

The following table reflects the reconciliation of TCE revenues to time charter revenue and voyage charter revenue, if any, as reflected in the unaudited condensed consolidated statements of operations and our calculation of TCE rates for the periods presented.

	Six Months Ended June 30
	2020	2021
(In U.S. dollars, except for voyage days and TCE rates which are expressed in U.S. dollars per day)
Time charter revenue	9,601,994	24,045,594
Voyage expenses, net	(570,003)	443,075
Time Charter Equivalent or TCE Revenues	9,031,991	24,488,669
Voyage days	1,222.2	1,297.1
Average TCE rate	7,390	18,879

Six months ended June 30, 2021 compared to six months ended June 30, 2020.

Time charter revenue. Time charter revenue for the six month period ended June 30, 2021 was $24.0 million, significantly increased compared to the same period in 2020 during which time charter revenue amounted to $9.6 million. An average of 7.19 vessels operated in the six months of 2021 for a total of 1,300.9 ownership days as compared to an average of 7.00 vessels during the same period in 2020 or 1,274 ownership days. In the six months of 2021 our fleet had 1,297.1 voyage days earning revenue as compared to 1,222.2 voyage days earning revenue in the six months of 2020. While employed, our vessels generated a TCE rate of $18,879 per day per vessel in the first six months of 2021 compared to $7,390 per day per vessel for the same period in 2020 (see calculation in the table above). Market charter rates in the six months of 2021 were on average at higher levels for our vessels compared to the first six months of 2020. We had zero scheduled off-hire days, including drydocking and laid-up time, zero commercial off-hire and 3.8 operational off-hire days in the first six months of 2021 compared to 51.2 scheduled off-hire days, including drydocking and laid-up time, zero commercial off-hire and 0.6 operational off-hire days in the first six months of 2020.

Commissions. Commissions for the six month period ended June 30, 2021 were $1.4 million, representing 5.7% of charter revenues. This represents an increase compared to the six month period ended June 30, 2020, where commissions amounted to $0.5 million, representing 5.4% of charter revenues. The overall level of commissions depends on the agreed commission for each charter contract.

Voyage expenses, net. Voyage expenses, net for the six month period ended June 30, 2021 amounted to income of $0.4 million resulting from gain on bunkers, compared to voyage expenses of $0.6 million for the same period of 2020, relating mainly to expenses for repositioning voyages between time charter contracts and owners expenses at certain ports. Voyage expenses depend on the number of days our vessels are sailing for repositioning and ballast voyages and any port or other costs incurred without a contract. Our vessels are generally chartered under time charter contracts.

Vessel operating expenses. Vessel operating expenses were $6.2 million during the first six months of 2021 compared to $5.6 million for the same period of 2020. Daily vessel operating expenses per vessel increased between the two periods to $4,798 per day per vessel in the first six months of 2021 compared to $4,403 per day during the same period of 2020, a 9.0% increase, mainly due to increased crewing costs in 2021 resulting from difficulties in crew rotation due to COVID-19 restrictions, compared to the corresponding period in 2020.

Related party management fees. These are part of the fees we pay to Eurobulk Ltd. and Eurobulk (Far East) Ltd. Inc. (each a "Manager" and together, the "Managers") under our Master Management Agreement. During the first six months of 2021, Eurobulk charged us 685 Euros per day per vessel totalling $1.1 million for the period, or $835 per day per vessel. In the same period of 2020, management fees amounted to $1.0 million, or $764 per day per vessel based on the daily rate per vessel of 685 Euros. The increase in the total management fees is primarily due to the higher number of vessels operating during the first six months of 2021 compared to the same period of 2020, as well as the unfavourable movement in Dollar/Euro exchange rates.

General and administrative expenses. These expenses include the fixed portion of our management fees, incentive awards, legal and auditing fees, directors’ and officers’ liability insurance and other miscellaneous corporate expenses. In the first six months of 2021, general and administrative expenses were comparable to the same period of 2020, at $1.2 million.

Drydocking expenses. These are expenses we pay for our vessels to complete a drydocking as part of an intermediate or special survey or, in some cases, an in-water survey in lieu of a drydocking. The cost of passing a survey increases significantly if a dry-docking is required and depends on the extent of work that needs to be performed (such as amount of steel replacement required), the location of the drydock yard and whether it is an intermediate or a special survey with the latter almost always requiring a drydocking and more extensive work. In the first six months of 2021, we had no vessels passing their special or intermediate survey. During the first six months of 2020, we had two vessels completing their special survey with drydocking for a total expense of $1.7 million incurred during the period.

Vessel depreciation. Vessel depreciation for the six month period ended June 30, 2021 was $3.4 million. Comparatively, vessel depreciation for the six month period ended June 30, 2020 amounted to $3.3 million. This increase was due to higher average number of vessels operating in the first six months of 2021 compared to the same period of 2020, as well as due to the increase in the cost base of certain of our vessels due to the recent installation of ballast water management systems.

Interest and other financing costs. Interest expense and other financing costs for the six month period ended June 30, 2021 were $1.1 million. During the same period in 2020, interest and other financing costs amounted to $1.2 million. The difference is primarily due to the decreased LIBOR rates for the six month period ended June 30, 2021 compared to the same period in 2020. The weighted average LIBOR rate on our bank debt for the six month period ended June 30, 2021 was 0.2% and the weighted average margin over LIBOR was 2.9% for a total weighted average interest rate of 3.1% per annum as compared to a weighted average LIBOR rate for the six month period ended June 30, 2020 of 1.6% and a weighted average margin over LIBOR of 3.1% for a total weighted average interest rate of 4.7% per annum.

Loss on debt extinguishment.  For the six month period ended June 30, 2021, loss on debt extinguishment was $1.6 million and related to the conversion of part of our related party loan, amounting to $3.3 million, into common shares of the Company. The difference between the share price less the conversion price was reflected in loss on debt extinguishment.

Other expenses, net. This line includes in addition to Interest and other financing costs and Loss on debt extinguishment, discussed above, Loss on derivatives, net, Foreign exchange gain/(loss) and Interest income. In the first six months of 2021, the Company recognized a $0.1 million gain on three interest rate swaps and a $4.1 million unrealized loss and a $1.3 million realized loss on Forward Freight Agreement (“FFA”) contracts entered into during 2021 as compared to a loss on derivatives of $0.6 million for the same period of 2020, comprising of a $0.1 million unrealized loss on FFA contracts and a $0.5 million loss on three interest rate swaps. Overall, Other expenses, net amounted to a total expense of $8.1 million and $1.9 million during the first six months of 2021 and 2020, respectively.

Net income / (loss) and net income / (loss) attributable to common shareholders. As a result of the above, net income for the six months ended June 30, 2021 was $3.1 million compared to a net loss of $6.1 million for the same period in 2020. After accounting for dividends of $0.57 million to our Series B Preferred Shares and a preferred deemed dividend of $0.12 million, the net income attributable to common shareholders amounted to $2.4 million for the six months ended June 30, 2021 compared to a net loss attributable to common shareholders of $6.9 million for the same period of 2020, after payment of dividends of $0.75 million to our Series B Preferred Shares.

Liquidity and capital resources

Historically, our sources of funds have been equity provided by our shareholders, operating cash flows and long-term borrowings. Our principal use of funds has been capital expenditures to establish and expand our fleet, maintain the quality of our vessels during operations and the periodically required drydockings, comply with international shipping standards and environmental laws and regulations, fund working capital requirements and, if necessary, operating shortfalls, make principal repayments on outstanding loan facilities, and pay preferred dividends.

Our short-term liquidity requirements include paying operating expenses, funding working capital requirements, interest and principal payments on outstanding debt and maintaining cash reserves to strengthen our position against adverse fluctuations in operating cash flows. Our primary source of short-term liquidity is cash generated from operating activities, available cash balances and portions from debt and equity financings.

Our long-term liquidity requirements are funding the equity portion of vessel acquisitions and debt repayment. Sources of funding for our long-term liquidity requirements include cash flows from operations, bank borrowings, issuance of debt and equity securities, and vessel sales.

Our total cash and cash equivalents and restricted cash at June 30, 2021 were $15.9 million, an increase of $11.3 million from $4.6 million at December 31, 2020. We hold cash and cash equivalents primarily in U.S. Dollars, with a minor balance held in Euros. We conduct our funding and treasury activities based on corporate policies designed to minimize borrowing costs and maximize investment returns while maintaining the safety of the funds and appropriate levels of liquidity for our purposes.

We are exposed to market risk from changes in interest rates and market rates for vessels. We use interest rate swaps to manage interest costs and the risks associated with changing interest rates of some of our loans. We also take positions in freight forward agreements (“FFAs”), with an objective to utilize those instruments as economic hedges to reduce the risk arising from the volatility in vessel charter rates for vessels trading in the spot market and to take advantage of short term fluctuations in the market prices.

We expect to rely on cash available, funds generated from operating cash flows, funds from our shareholders, equity offerings, and long-term borrowings to meet our liquidity needs going forward and to finance our capital expenditures and working capital needs in 2021 and beyond.

Cash Flows

As of June 30, 2021, we had a working capital deficit of $4.5 million. For the six-month period ended June 30, 2021 we reported a net income of $3.1 million and a net income attributable to common shareholders of $2.4 million and generated net cash from operating activities of $10.0 million. Our cash balance amounted to $8.5 million and cash in restricted and retention accounts amounted to $7.4 million as of June 30, 2021.  In August 2021, the Company signed a contract to acquire a secondhand drybulk vessel that will be financed with a combination of debt and own cash (refer to Recent Developments section). We intend to fund our working capital requirements and capital commitments via cash on hand and cash flows from operations. In the event that these are not sufficient, we may also use funds from new mortgage debt refinancing for the vessel under acquisition, debt refinancing, debt balloon payment refinancing, proceeds from our on-going at-the-market offering and other equity offerings, if required, among other options. We believe we will have adequate funding through the sources described above and, accordingly, we believe we have the ability to continue as a going concern and finance our obligations as they come due over the next twelve months following the date of the issuance of our financial statements. Consequently, our interim condensed consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.

Net cash from operating activities.

Our cash flow surplus from operating activities for the six months ended June 30, 2021 was $10.0 million as compared to a cash flow deficit from operating activities of $0.3 million in the six months ended June 30, 2020.

The major driver of the change of cash flows from operating activities for the period ended June 30, 2021 compared to the period ended June 30, 2020 was the increase in time charter revenue to $24.0 million for the six-month period ended June 30, 2021 from $9.6 million for the corresponding period in 2020, which was also reflected in our operating income (excluding non-cash items) to $14.7 million for the period ended June 30, 2021 compared to an operating loss (excluding non-cash items) of $0.9 million for the corresponding period in 2020.

Net cash from investing activities.

Net cash flows used in investing activities were $7.2 million for the six month period ended June 30, 2021, compared to $0.2 million for the same period of 2020. The net increase in the cash from investing activities of $7.0 million compared to the corresponding period in 2020 is attributable to $7.1 million in payment made for the acquisition of a vessel in 2021.

Net cash from financing activities.

Net cash flows provided by financing activities were $8.5 million for the six months ended June 30, 2021, compared to net cash flows used in financing activities of $4.3 million for the six months ended June 30, 2020. In the six months ended June 30, 2021, debt principal payments increased by $25.2 million, compared to the same period of 2020. During the six months ended June 30, 2021, there was also an outflow of $3.0 million used for redemption of Series B preferred shares, offset by net proceeds from issuance of common stock of $3.0 million. In the same period of 2021 the Company had an inflow of $37.3 million from proceeds of long term debt (net of loan arrangement fees paid and including a related party loan). There were no proceeds from long term debt for the same period of 2020 and there was also an outflow of $0.7 million for the payment of preferred dividends.

Debt Financing

We operate in a capital intensive industry which requires significant amounts of investment, and we fund a portion of this investment through long term debt. We target debt levels we consider prudent at the time of conclusion of such debt funding based on our market expectations, cash flow, interest coverage and percentage of debt to capital amongst other factors.

As of June 30, 2021, we had six outstanding loans with a combined outstanding balance of $62.0 million. These loans mature between 2021 and 2027. Our long-term debt as of June 30, 2021 comprises bank loans granted to our vessel-owning subsidiaries with margins over LIBOR ranging from 2.75% to 3.6%. A description of our loans as of June 30, 2021 is provided in Note 5 of our attached unaudited interim condensed consolidated financial statements. As of June 30, 2021, we are scheduled to repay approximately $11.6 million of the above loans in the following twelve months.

Recent Developments

On August 12, 2021, we signed and drew a term loan facility with Piraeus Bank S.A., for the refinance of M/V “Blessed Luck”. This is an $8,000,000 loan drawn by Blessed Luck Shipowners Ltd., as a borrower. The loan is payable in twelve consecutive quarterly instalments, the first four in the amount of $750,000 each and the next eight in the amount of $250,000 each, followed by a balloon repayment of $3,000,000 to be paid together with the last instalment in August 2024. The loan bears interest at LIBOR plus a margin of 2.70%. The loan is secured with the following: (i) first priority mortgage over M/V “Blessed Luck”, (ii) first assignment of earnings and insurance and (iii) other covenants and guarantees to the remaining loans of the Company.

On August 16, 2021, we signed a contract to acquire M/V “Asia Ruby II”, a 62,996 dwt vessel built in 2014, for a gross amount of $24.3 million. The vessel was delivered to the Company on September 22, 2021 and was renamed M/V “Good Heart”. The acquisition cost was financed with a combination of debt (see below) and own funds.

In August 2021, we signed a term sheet with a commercial banking institution for a loan of $9.0 million for the refinancing of M/V “Pantelis” and M/V “Tasos”. The loan will be payable in 36 consecutive monthly instalments, the first eighteen of which amounting to $300,000 each and the remaining eighteen amounting to $200,000 each. The interest rate margin is 3.50% over LIBOR. The loan will be secured with (i) first priority mortgages over M/V “Pantelis” and M/V “Tasos”, (ii) first assignment of earnings and insurance of the aforementioned vessels and (iii) other covenants and guarantees similar to the remaining loans of the Company. The facility is subject to customary conditions precedent and the execution of definitive documentation.

During August and September 2021, the Company sold 211,945 shares of common stock through its at-the-market offering for gross proceeds net of commissions of $6,233,418.

On September 30, 2021, the Company fully repaid earlier than scheduled the amount of $8,700,000 for the term loan facility with the National Bank of Greece S.A. ("NBG") drawn by Light Shipping Ltd., Areti Shipping Ltd. and Pantelis Shipping Corp. regarding M/V "Pantelis", M/V "Tasos" and M/V "Starlight", comprising the last instalment and the balloon payment maturing in November 2021 (see Note 7 of the Company’s consolidated financial statements, included in the Annual Report on Form 20-F for the fiscal year ended December 31, 2020).

On September 30, 2021, the Company signed and drew a term loan facility with NBG in order to refinance the existing indebtedness of M/V “Starlight” and to post-delivery finance part of the acquisition cost of M/V “Good Heart”. This is a $22,000,000 loan drawn by Light Shipping Ltd. and Good Heart Shipping Ltd. as borrowers. The loan is payable in 24 consecutive quarterly instalments, comprising four instalments of $1,000,000 each and eight instalments of $500,000 each, followed by an interim balloon payment of $2,400,000 payable together with the 12th installment, then twelve instalments of $150,000 each plus a balloon payment of $9,800,000 payable together with the last installment. The interest rate margin is 2.75% over LIBOR. The loan is secured with (i) first priority mortgages over M/V “Starlight” and M/V “Good Heart”, (ii) first assignment of earnings and insurance of the aforementioned vessels and (iii) other covenants and guarantees similar to the remaining loans of the Company.

EuroDry Ltd. and Subsidiaries

Unaudited Interim Condensed Consolidated Financial Statements

Index to unaudited interim condensed consolidated financial statements

EuroDry Ltd. and Subsidiaries

Unaudited Condensed Consolidated Balance Sheets

(All amounts expressed in U.S. Dollars – except number of shares)

	Notes	December 31, 2020	June 30, 2021
Assets
Current assets
Cash and cash equivalents		938,282	8,498,873
Trade accounts receivable, net		1,528,055	2,264,151
Other receivables		460,209	704,675
Inventories		1,385,280	736,166
Restricted cash	5	1,518,036	5,489,456
Prepaid expenses		226,033	111,746
Due from related companies		-	210,268
Total current assets		6,055,895	18,015,335

Long-term assets
Vessels, net	3	99,305,990	108,047,669
Restricted cash	5	2,150,000	1,900,000
Total assets		107,511,885	127,963,004

Liabilities, mezzanine equity and shareholders’ equity
Current liabilities
Long-term debt, current portion	5	13,793,754	11,473,174
Related party loan, current	4, 5	-	2,700,000
Trade accounts payable		1,074,518	1,067,263
Accrued expenses		704,508	842,130
Accrued preferred dividends		-	570,925
Deferred revenues		246,125	1,197,680
Derivatives	10	456,133	4,641,356
Due to related companies	4	2,984,759	-
Total current liabilities		19,259,797	22,492,528
Long-term liabilities
Long-term debt, net of current portion	5	37,318,084	47,362,737
Derivatives	10	393,899	57,327
Total long-term liabilities		37,711,983	47,420,064
Total liabilities		56,971,780	69,912,592

(Unaudited Condensed Consolidated balance sheets continue on the next page)

EuroDry Ltd. and Subsidiaries

Unaudited Condensed Consolidated Balance Sheets

(All amounts expressed in U.S. Dollars – except number of shares)

(continued)

	Notes	December 31, 2020	June 30, 2021
Commitments and Contingencies	6

Mezzanine Equity
Preferred shares (par value $0.01, 20,000,000 preferred shares authorized, 16,606 and 13,606 issued and outstanding, respectively)	9	15,940,713	13,060,713
Shareholders’ equity
Common stock (par value $0.01, 200,000,000 shares authorized, 2,348,216 and 2,632,342 issued and outstanding)		23,482	26,323
Additional paid-in capital		53,048,060	61,043,772
Accumulated deficit		(18,472,150)	(16,080,396)
Total shareholders’ equity		34,599,392	44,989,699
Total liabilities, mezzanine equity and shareholders’ equity		107,511,885	127,963,004

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

EuroDry Ltd. and Subsidiaries

Unaudited Condensed Consolidated Statements of Operations

(All amounts expressed in U.S. Dollars – except number of shares)

		Six months ended June 30,
	Notes	2020	2021
Revenues
Time charter revenue		9,601,994	24,045,594
Commissions (including $120,025 and $300,570, respectively, to related party)	4	(518,200)	(1,379,688)
Net revenue		9,083,794	22,665,906

Operating expenses
Voyage expenses, net		570,003	(443,075)
Vessel operating expenses (including $61,140 and $57,794, respectively, to related party)	4	5,609,430	6,241,943
Dry-docking expenses		1,733,323	57,174
Vessel depreciation	3	3,252,516	3,412,475
Related party management fees	4	973,504	1,085,825
General and administrative expenses (including $625,000 to related party)	4	1,180,155	1,151,151
Total operating expenses		13,318,931	11,505,493
Operating (loss) / income		(4,235,137)	11,160,413

Other income/(expenses)
Interest and other financing costs (including nil and $25,533, respectively, to related party)	5	(1,247,821)	(1,121,172)
Loss on debt extinguishment	4	-	(1,647,654)
Loss on derivatives, net	10	(643,146)	(5,314,405)
Foreign exchange gain / (loss)		3,891	(4,912)
Interest income		3,650	10,409
Other expenses, net		(1,883,426)	(8,077,734)
Net (loss) / income		(6,118,563)	3,082,679
Dividends to Series B Preferred shares		(748,012)	(570,925)
Preferred deemed dividend		-	(120,000)
Net (loss) / income attributable to common shareholders	8	(6,866,575)	2,391,754
(Loss) / earnings per share attributable to common shareholders, basic	8	(3.03)	1.03
Weighted average number of shares outstanding during the period, basic		2,267,375	2,322,588
(Loss) / earnings per share attributable to common shareholders, diluted	8	(3.03)	1.01
Weighted average number of shares outstanding during the period, diluted		2,267,375	2,364,879

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

EuroDry Ltd. and Subsidiaries

Unaudited Condensed Consolidated statements of Shareholders’ Equity

(All amounts expressed in U.S. Dollars – except number of shares)

	Number of Shares Outstanding	Common Stock Amount	Additional Paid-in Capital	Accumulated Deficit	Total

Balance, January 1, 2020	2,304,630	23,046	52,802,574	(11,020,415)	41,805,205
Net loss	-	-	-	(6,118,563)	(6,118,563)
Dividends to Series B preferred shares				(748,012)	(748,012)
Share-based compensation	-	-	124,212	-	124,212
Balance, June 30, 2020	2,304,630	23,046	52,926,786	(17,886,990)	35,062,842

Balance, January 1, 2021	2,348,216	23,482	53,048,060	(18,472,150)	34,599,392
Net income	-	-	-	3,082,679	3,082,679
Dividends to Series B preferred shares	-	-	-	(570,925)	(570,925)
Preferred deemed dividend	-	-	-	(120,000)	(120,000)
Issuance of shares sold at the market (ATM), net of issuance costs	103,818	1,038	2,955,556	-	2,956,594
Issuance of shares in connection with debt to shares conversion	180,308	1,803	4,945,851	-	4,947,654
Offering expenses	-	-	(13,667)	-	(13,667)
Share-based compensation	-	-	107,972	-	107,972
Balance, June 30, 2021	2,632,342	26,323	61,043,772	(16,080,396)	44,989,699

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

EuroDry Ltd. and Subsidiaries

Unaudited Condensed Consolidated Statements of Cash Flows

(All amounts expressed in U.S. Dollars)

	For the six months ended June 30,
	2020	2021
Cash flows from operating activities:
Net (loss) / income	(6,118,563)	3,082,679
Adjustments to reconcile net (loss) / income to net cash (used in) / provided by operating activities:
Vessel depreciation	3,252,516	3,412,475
Amortization of deferred charges	70,352	201,073
Share-based compensation	124,212	107,972
Unrealized loss on derivatives	617,008	3,848,652
Loss on debt extinguishment	-	1,647,654
Changes in operating assets and liabilities	1,795,756	(2,337,212)
Net cash (used in) / provided by operating activities	(258,719)	9,963,293

Cash flows from investing activities:
Cash paid for vessel improvements	(231,262)	(34,163)
Cash paid for vessel acquisition	-	(7,126,713)
Net cash used in investing activities	(231,262)	(7,160,876)
Cash flows from financing activities:
Redemption of Series B preferred shares	-	(3,000,000)
Proceeds from issuance of common stock, net of commissions paid	-	2,956,594
Preferred dividends paid	(713,553)	-
Loan arrangement fees paid	-	(400,000)
Proceeds from related party loan	-	6,000,000
Proceeds from long-term debt	-	31,700,000
Repayment of long-term debt	(3,537,000)	(28,777,000)
Net cash (used in) / provided by financing activities	(4,250,553)	8,479,594
Net (decrease) / increase in cash and cash equivalents and restricted cash	(4,740,534)	11,282,011
Cash, cash equivalents and restricted cash at beginning of period	9,129,442	4,606,318
Cash, cash equivalents and restricted cash at end of period	4,388,908	15,888,329

Cash breakdown
Cash and cash equivalents	901,608	8,498,873
Restricted cash, current	787,300	5,489,456
Restricted cash, long term	2,700,000	1,900,000
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	4,388,908	15,888,329

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

EuroDry Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(All amounts expressed in U.S. Dollars)

1. Basis of Presentation and General Information

EuroDry Ltd. (the “Company” or “EuroDry”) was formed by Euroseas Ltd. (“Euroseas” or “former Parent Company”) on January 8, 2018 under the laws of the Republic of the Marshall Islands to serve as the holding company of seven subsidiaries (the "Subsidiaries") contributed by Euroseas to EuroDry in connection with the spin-off of Euroseas' drybulk vessels held for use as of December 31, 2017 (the "Spin-off"). On May 30, 2018, Euroseas contributed these Subsidiaries to EuroDry in exchange for 2,254,830 common shares in EuroDry, which Euroseas distributed to holders of Euroseas common stock on a pro rata basis. Further, on May 30, 2018 Euroseas distributed shares of the Company’s Series B Preferred Stock (the “EuroDry Series B Preferred Shares”) to holders of Euroseas’ Series B Preferred Shares, representing 50% of Euroseas Series B Preferred Stock. EuroDry’s common shares trade on the Nasdaq Capital Market under the ticker symbol “EDRY”.

The operations of the vessels are managed by Eurobulk Ltd. ("Eurobulk" or “Manager”) and Eurobulk (Far East) Ltd. Inc. (“Eurobulk FE”), collectively the “Managers” or the “Management Companies”, corporations controlled by members of the Pittas family. Eurobulk has an office in Greece located at 4 Messogiou & Evropis Street, Maroussi, Greece; Eurobulk FE has an office at Manilla, Philippines Suite 1003, 10th Floor Ma. Natividad Building, 470 T.M. Kalaw cor. Cortada Sts., Ermita. Both provide the Company with a wide range of shipping services such as technical support and maintenance, insurance consulting, chartering, financial and accounting services, while Eurobulk also provides executive management services, in consideration for fixed and variable fees (see Note 4).

The Pittas family is the controlling shareholder of Dry Friends Investment Company Inc. which, in turn, owns 43.3% of the Company’s shares as of June 30, 2021. Mr. Aristides J. Pittas is the Chairman and Chief Executive Officer of the Company and Euroseas.

The accompanying unaudited condensed consolidated financial statements include the accounts of EuroDry Ltd., and its wholly owned vessel owning subsidiaries and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2020 as filed with the U.S. Securities and Exchange Commission ("SEC") on Form 20-F on April 22, 2021.

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP) for interim financial information. Accordingly, they do not include all the information and notes required by US GAAP for complete financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company's financial position, results of operations and cash flows for the periods presented. Operating results for the six month period ended June 30, 2021 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2021.

EuroDry Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(All amounts expressed in U.S. Dollars)

1. Basis of Presentation and General Information - continued

As of June 30, 2021, the Company had a working capital deficit of $4.5 million. For the six-month period ended  June 30, 2021, the Company reported a net income of $3.1 million and a net income attributable to common shareholders of $2.4 million and generated net cash from operating activities of $10.0 million. The Company’s cash balance amounted to $8.5 million and cash in restricted and retention accounts amounted to $7.4 million as of June 30, 2021. In  August 2021, the Company signed a contract to acquire a secondhand drybulk vessel that will be financed with a combination of debt and own cash (see note 11b and d). The Company intends to fund its working capital requirements and capital commitments via cash on hand and cash flows from operations. In the event that these are not sufficient, the Company may also use funds from new mortgage debt financing for the vessel under acquisition, debt refinancing, debt balloon payment refinancing, proceeds from its on-going at-the-market offering and other equity offerings, if required, among other options. The Company believes it will have adequate funding through the sources described above and, accordingly, it believes it has the ability to continue as a going concern and finance its obligations as they come due over the next twelve months following the date of the issuance of these financial statements. Consequently, the interim condensed consolidated financial statements have been prepared on a going concern basis which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.

2. Significant Accounting Policies and Recent Accounting Pronouncements

A summary of the Company's significant accounting policies and recent accounting pronouncements are included in Note 2 of the Company’s consolidated financial statements, included in the Annual Report on Form 20-F for the fiscal year ended December 31, 2020 (the “2020 Annual Report”). There have been no changes to the Company’s significant accounting policies and recent accounting pronouncements in the six-month period ended June 30, 2021.

EuroDry Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(All amounts expressed in U.S. Dollars)

3. Vessels, net

The amounts in the accompanying unaudited condensed consolidated balance sheets are as follows:

	Costs	Accumulated Depreciation	Net Book Value
Balance, January 1, 2021	138,802,385	(39,496,395)	99,305,990
Depreciation for the period	-	(3,412,475)	(3,412,475)
Vessel acquisition	12,126,713	-	12,126,713
Capitalized expenses	27,441	-	27,441
Balance, June 30, 2021	150,956,539	(42,908,870)	108,047,669

Vessel improvements for the six-month period ended June 30, 2021 mainly refer to the smart bunkers monitoring systems (“Flow meters”) installed on the Company’s vessels. These installations qualified as vessel improvements and were therefore capitalized.

In May 2021, the Company acquired M/V Blessed Luck, a 76,704 dwt drybulk vessel built in 2004 in Japan, for $12.12 million. The acquisition was initially partly financed by a short term sellers’ credit of $5.0 million with an interest rate of 8% per annum, included under “Long-term debt, current portion” in the unaudited condensed consolidated balance sheet, and a one year bridge loan of $6.0 million provided by an entity affiliated with the Company’s Chief Executive Officer until the Company arranged a bank loan. In July 2021, the Company repaid the sellers’ credit and signed a term sheet with a bank to draw a loan of $8.0 million with M/V Blessed Luck as collateral, which was drawn in August 2021. In addition, in June 2021, an amount of $3.3 million of the bridge loan was converted into common stock as per the terms of the loan, leaving $2.7 million outstanding, included under “Related party loan, current” in the unaudited condensed consolidated balance sheet.

As of June 30, 2021 all vessels are used as collateral under the Company’s loan agreements (see Note 5).

EuroDry Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(All amounts expressed in U.S. Dollars)

4. Related Party Transactions

Details of the Company’s transactions with related parties did not change in the six-month period ended June 30, 2021 and are discussed in Note 6 of the Company’s consolidated financial statements for the year ended December 31, 2020, included in the 2020 Annual Report.

Each of the Company’s vessel owning companies is party to a management agreement with one of the Management Companies, both of which are controlled by members of the Pittas family, whereby the Management Companies provide technical and commercial vessel management for a fixed daily fee of Euro 685 for both the six months ended June 30, 2020 and 2021 under the Company’s Master Management Agreements (“MMA”) with the Management Companies. Vessel management fees paid to the Management Companies amounted to $973,504 and $1,085,825 in the six-month periods ended June 30, 2020 and 2021, respectively. The MMAs were renewed effective May 30, 2018 for an additional five-year term until May 30, 2023 with the 5% volume discount permanently incorporated in the daily management fee. The daily management fee remained unchanged at Euro 685 for the year 2021 and may be adjusted annually for inflation in the Eurozone. These fees are recorded under "Related party management fees" in the unaudited condensed consolidated statements of operations.

In addition to the vessel management services, the Manager provides the Company with the services of its executives, services associated with the Company being a public company and other services to the Company’s subsidiaries. For each of the six months ended June 30, 2020 and 2021, compensation paid to the Manager for such additional services to the Company was $625,000. This amount is included in “General and administrative expenses” in the unaudited condensed consolidated statements of operations.

Amounts due to or from related company represent net disbursements and collections made on behalf of the vessel-owning companies by the Management Companies during the normal course of operations for which a right of offset exists. As of December 31, 2020 and June 30, 2021, the amount due to and due from related companies was $2,984,759 and $210,268, respectively.

The Company uses brokers for various services, as is industry practice. Eurochart S.A., an affiliated company controlled by certain members of the Pittas family, provides vessel sale and purchase services, and chartering services to the Company whereby the Company pays commission of 1% of the vessel sales price and 1.25% of charter revenues. A commission of 1% of the purchase price is also paid to Eurochart by the seller of the vessel for acquisitions the Company makes using Eurochart's services. Commissions to Eurochart S.A. for chartering services were $120,025 and $300,570 for the six-month periods ended June 30, 2020 and 2021, respectively, recorded in “Commissions” in the unaudited condensed consolidated statements of operations. In June 2021, the Company paid $120,000 to Eurochart S.A. for the acquisition of M/V “Blessed Luck”, which was agreed to be paid by the buyers, as per the relevant memorandum of agreement entered with the sellers.

EuroDry Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(All amounts expressed in U.S. Dollars)

4. Related Party Transactions - continued

Certain members of the Pittas family, together with another unrelated ship management company, have formed a joint venture with the insurance broker Sentinel Maritime Services Inc. (“Sentinel”). Technomar Crew Management Services Corp (“Technomar”) is a company owned by certain members of the Pittas family, together with two other unrelated ship management companies, which provides crewing services. Sentinel is paid a commission on insurance premiums not exceeding 5%; Technomar is paid a fee of about $50 per crew member per month. Total fees charged by Sentinel and Technomar were $21,139 and $40,001 in the first six months of 2020, respectively. In the first six months of 2021, total fees charged by Sentinel and Technomar were $21,357 and $36,437, respectively. These amounts are recorded in “Vessel operating expenses” in the accompanying unaudited condensed consolidated statements of operations.

On May 10, 2021, the Company reached an agreement with a related party, Ergina Shipping Ltd. (“Ergina”), a company controlled by the Pittas family and affiliated with the Company’s Chief Executive Officer, to draw a $6.0 million loan, which was used by the Company to partly finance the acquisition of M/V “Blessed Luck”. The loan matures on May 31, 2022. The interest rate applied is 8% per annum. Interest on the loan is payable quarterly. Within the second quarter of 2021 the Company paid $25,533 for interest. On June 4, 2021, Ergina exercised its right to convert part of the outstanding balance of the loan, amounting to $3,300,000, into the Company’s common shares as per the terms of the loan agreement. As a result, on June 4, 2021, the Company issued 180,308 shares to Ergina. The conversion price was the lowest closing price over the fifteen business days prior to the conversion notice as per the terms of the loan, amounting to approximately $18.30 per share. The Company incurred a loss on the extinguishment of the above debt of $1,647,654, deriving from the difference between the conversion price and the closing price of the Company’s common shares on the Nasdaq Capital Market on the date of issuance of approximately $27.44 per share. This amount is recorded under “Loss on debt extinguishment” in the accompanying unaudited condensed consolidated statements of operations. As of June 30, 2021, the outstanding amount of the loan was $2.7 million.

EuroDry Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(All amounts expressed in U.S. Dollars)

5. Long-Term Debt

Long-term debt represents loans of the Company. Outstanding long-term debt as of December 31, 2020 and June 30, 2021 is as follows:

Borrower	December 31, 2020	June 30, 2021
Kamsarmax One Shipping Ltd.	9,597,000	-
Ultra One Shipping Ltd.	13,120,000	-
Kamsarmax One Shipping Ltd. / Ultra One Shipping Ltd.	-	26,200,000
Kamsarmax Two Shipping Ltd.	14,550,000	13,900,000
Light Shipping Ltd. / Areti Shipping Ltd. / Pantelis Shipping Corp.	10,800,000	9,400,000
Eirini Shipping Ltd.	3,300,000	4,790,000
Blessed Luck Shipowners Ltd. (short term sellers’ credit)	-	5,000,000
	51,367,000	59,290,000
Less: Current portion	(14,013,835)	(11,576,165)
Long-term portion	37,353,165	47,713,835
Deferred charges, current portion	220,081	102,991
Deferred charges, long-term portion	35,081	351,098
Long-term debt, current portion net of deferred charges	13,793,754	11,473,174
Long-term debt, long-term portion net of deferred charges	37,318,084	47,362,737

Loan from related party, current
EuroDry Ltd.	-	2,700,000

The future annual loan repayments are as follows:

To June 30:
2022	11,576,165
2023	17,924,732
2024	4,576,163
2025	3,876,729
2026	3,520,595
Thereafter	17,815,616
Total	59,290,000

Details of the loans are discussed in Note 7 of the Company’s consolidated financial statements for the year ended December 31, 2020, included in the 2020 Annual Report.

EuroDry Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated financial statements

(All amounts expressed in U.S. Dollars)

5. Long-Term Debt - continued

The Company’s bank loans are secured with one or more of the following:

●	first priority mortgage over the respective vessels on a joint and several basis.
●	first assignment of earnings and insurance.
●	a corporate guarantee of EuroDry Ltd.
●	a pledge of all the issued shares of each borrower.

The loan agreements also contain covenants such as minimum requirements regarding the security cover ratio (the ratio of fair value of vessel to outstanding loan less cash in retention accounts ranging from 120% to 130%), restrictions as to changes in management and ownership of the ship-owning companies, distribution of profits or assets (i.e. not permitting dividend payment or other distributions in cases that an event of default has occurred), additional indebtedness and mortgage of vessels without the lender’s prior consent, sale of vessels, maximum fleet-wide leverage, sale of capital stock of the Company’s subsidiaries, ability to make investments and other capital expenditures, entering in mergers or acquisitions, minimum cash balance requirements and minimum cash retention accounts (restricted cash). The loan agreements also require the Company to make deposits in retention accounts with certain banks that can only be used to pay the current loan installments. Minimum cash balance requirements are in addition to cash held in retention accounts. These cash deposits amounted to $3,668,036 and $7,389,456 as of December 31, 2020 and June 30, 2021, respectively, and are included in "Restricted cash" under "Current assets" and "Long-term assets" in the unaudited condensed consolidated balance sheets. As of June 30, 2021, the Company satisfied all its debt covenants.

Interest expense, including loan fee amortization for the six-month periods ended June 30, 2020 and 2021 amounted to $1,247,821 and $1,121,172, respectively.

EuroDry Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated financial statements

(All amounts expressed in U.S. Dollars)

6. Commitments and Contingencies

There are no material legal proceedings to which the Company is a party or to which any of its properties are subject, other than routine litigation incidental to the Company's business.  In the opinion of the management, the disposition of these lawsuits should not have a material impact on the consolidated results of operations, financial position and cash flows.

As of June 30, 2021, future gross minimum revenues under non-cancellable time charter agreements total $40.3 million, $38.9 million of which is due in the period ending June 30, 2022 and $1.4 million is due in period ending June 30, 2023. In arriving at the future gross minimum revenues, the Company has deducted an estimated one off-hire day per quarter. Such off-hire estimate may not be reflective of the actual off-hire in the future. In addition, the actual revenues could be affected by early delivery of the vessel by the charterers or any exercise of the charterers’ options to extend the terms of the charters, which however cannot be estimated and hence not reflected above.

EuroDry Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated financial statements

(All amounts expressed in U.S. Dollars)

7. Stock Incentive Plan

A summary of the status of the Company’s unvested shares as of January 1, 2021, and changes during the six-month period ended June 30, 2021, are presented below:

Unvested Shares	Shares	Weighted-Average Grant-Date Fair Value
Unvested on January 1, 2021	56,745	5.10
Granted	-	-
Vested	-	-
Unvested on June 30, 2021	56,745	5.10

As of June 30, 2021, there was $133,630 of total unrecognized compensation cost related to unvested share-based compensation arrangements granted. That cost is expected to be recognized over a weighted-average period of 0.82 years. The share-based compensation recognized relating to the unvested shares was $124,212 and $107,972 for the six-month periods ended June 30, 2020 and 2021, respectively, and is included within “General and administrative expenses” in the unaudited condensed consolidated statements of operations.

EuroDry Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(All amounts expressed in U.S. Dollars)

8. Earnings / (Loss) Per Share

Basic and diluted earnings / (loss) per common share is computed as follows:

	For the six months ended June 30,
	2020	2021
Income:
Net (loss) / income	(6,118,563)	3,082,679
Dividends to Series B Preferred shares	(748,012)	(570,925)
Preferred deemed dividend	-	(120,000)
Net (loss) / income attributable to common shareholders	(6,866,575)	2,391,754
Weighted average common shares – outstanding, basic	2,267,375	2,322,588
Basic (loss) / earnings per share	(3.03)	1.03

Effect of dilutive securities:
Dilutive effect of unvested shares	-	42,291
Weighted average common shares – outstanding, diluted	2,267,375	2,364,879
Diluted (loss) / earnings per share	(3.03)	1.01

The Company excluded the effect of 37,225 unvested incentive award shares as of June 30, 2020, as well as the effect of its Series B preferred shares of both June 30, 2020 and 2021, as they were anti-dilutive. The number of dilutive securities was nil shares in the six-month period ended June 30, 2020.

EuroDry Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(All amounts expressed in U.S. Dollars)

9. Preferred shares

A summary of the Company's “Preferred shares” is identified in Note 14 of the Company’s consolidated financial statements for the year ended December 31, 2020, included in the 2020 Annual Report.

On January 29, 2021 and February 8, 2021, the Company redeemed a net amount of $3 million of its Series B Preferred Shares ("Preferred Shares") and, contemporaneously, agreed with its preferred shareholders to reduce the dividend rate of its Preferred Shares to 8% per annum for two years from the 14% per annum level it was set to increase on January 29, 2021. Over the next two years, the Company has also the option to pay the preferred dividends in kind at a rate of 9%. The dividend rate will reset to 14% per annum on January 29, 2023 and the preferred dividends will be payable only in cash.

For the six-month period ended June 30, 2020, the Company declared two consecutive dividends totaling $0.75 million, of which $0.35 million were paid in cash and $0.40 million were paid-in kind. For the six-month period ended June 30, 2021 the Company declared two consecutive dividends totaling $0.57 million, which were paid in cash within the third quarter of 2021.

In addition, $120,000 of preferred deemed dividends were recorded as a result of the redemption of a net amount of $3 million of the Company’s Series B Preferred Shares as described above, representing the difference between (1) the fair value of the consideration transferred to the holders of the Series B Preferred Shares (comprising the cash payment offered) and (2) the carrying amount of the Series B Preferred Shares before the redemption (net of issuance costs).

EuroDry Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(All amounts expressed in U.S. Dollars)

10. Financial Instruments

The principal financial assets of the Company consist of cash and cash equivalents, restricted cash, trade accounts receivable, other receivables and amount due from related companies. The principal financial liabilities of the Company consist of long-term debt, derivatives, trade accounts payable, accrued expenses and amount due to related companies.

Interest rate risk

The Company enters into interest rate swap contracts as economic hedges to manage some of its exposure to variability in its floating rate long-term bank loans. Under the terms of the interest rate swaps the Company and the bank agree to exchange, at specified intervals, the difference between a paying fixed rate and receiving floating rate interest amount calculated by reference to the agreed principal amounts and maturities. Interest rate swaps allow the Company to convert long-term borrowings issued at floating rates into equivalent fixed rates. Even though the interest rate swaps were entered into for economic hedging purposes, they did not qualify for accounting purposes as fair value hedges, under the guidance relating to Derivatives and Hedging, as the Company does not have currently written contemporaneous documentation identifying the risk being hedged and, both on a prospective and retrospective basis, performing an effectiveness test to support that the hedging relationship is highly effective. Consequently, the Company recognized the change in fair value of these derivatives in “Loss on derivatives, net” in the unaudited condensed consolidated statements of operations. As of June 30, 2021, the Company had three open swap contracts for a notional amount of $20.0 million.

Concentration of credit risk

Financial instruments, which potentially subject the Company to significant concentration of credit risk consist primarily of cash and trade accounts receivable. The Company places its temporary cash investments, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluation of the relative credit standing of these financial institutions that are considered in the Company’s investment strategy. The Company limits its credit risk with trade accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its trade accounts receivable.

Fair value of financial instruments

The estimated fair values of the Company's financial instruments such as cash and cash equivalents, restricted cash and amount due to / from related companies approximate their individual carrying amounts as of December 31, 2020 and June 30, 2021, due to their short-term maturity.  Cash and cash equivalents and restricted cash are considered Level 1 items as they represent liquid assets with short-term maturities. The fair value of the Company’s long-term bank loans, bearing interest at variable interest rates approximates their recorded values as of June 30, 2021, due to the variable interest rate nature thereof. LIBOR rates are observable at commonly quoted intervals for the full terms of the loans and hence fair value of the long-term bank loans are considered Level 2 items in accordance with the fair value hierarchy due to their variable interest rate, being the LIBOR. The fair value of the Company’s related party loan and short term sellers’ credit (see Note 3) is estimated based on current interest rates offered to the Company for similar loans and approximates its individual carrying amount due to its short-term maturity. The fair value of the Company’s interest rate swap is the estimated amount the Company would pay to terminate the swap agreement at the reporting date, taking into account current interest rates and the current creditworthiness of the Company and its counter parties.

EuroDry Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(All amounts expressed in U.S. Dollars)

10. Financial Instruments - continued

Fair value of financial instruments - continued

The Company follows guidance relating to “Fair value measurements”, which establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosure about fair value measurements.  This statement enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The statement requires that assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities;

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data;

Level 3: Unobservable inputs that are not corroborated by market data.

The fair value of the Company's investment in forward freight agreement (“FFA”) contracts is determined based on quoted prices from the applicable exchanges and therefore is considered Level 1 of the fair value hierarchy as defined in guidance relating to "Fair value measurements".

The fair value of the Company’s interest rate swap agreements is determined using a discounted cash flow approach based on market-based LIBOR swap rates.  LIBOR swap rates are observable at commonly quoted intervals for the full terms of the swaps and therefore are considered Level 2 items. The fair values of the interest rate swap determined through Level 2 of the fair value hierarchy as defined in guidance relating to “Fair value measurements” are derived principally from or corroborated by observable market data. Inputs include quoted prices for similar assets, liabilities (risk adjusted) and market-corroborated inputs, such as market comparables, interest rates, yield curves and other items that allow value to be determined.

EuroDry Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(All amounts expressed in U.S. Dollars)

10. Financial Instruments - continued

Fair value of financial instruments - continued

Recurring Fair Value Measurements

		Fair Value Measurement as of December 31, 2020
	Balance Sheet Location	Total,	(Level 1)	(Level 2)	(Level 3)
Liabilities
Interest rate swap contract, current portion	Derivatives, current liability portion	$322,123	-	$322,123	-
FFA contract, current portion	Derivatives, current liability portion	$134,010	$134,010
Interest rate swap contract, long-term portion	Derivatives, long-term liability portion	$393,899	-	$393,899	-

		Fair Value Measurement as of June 30, 2021
	Balance Sheet Location	Total,	(Level 1)	(Level 2)	(Level 3)
Liabilities
Interest rate swap contract, current portion	Derivatives, current liability portion	$376,685	-	$376,685	-
FFA contract, current portion	Derivatives, current liability portion	$4,264,671	$4,264,671
Interest rate swap contract, long-term portion	Derivatives, long-term liability portion	$57,327	-	$57,327	-

EuroDry Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(All amounts expressed in U.S. Dollars)

10. Financial Instruments - continued

Fair value of financial instruments - continued

The amount of Loss on derivatives, net recognized in the unaudited condensed consolidated statements of operations, is analyzed as follows:

Derivative not designated as hedging instrument	Location of loss recognized	Six Months Ended June 30, 2020	Six Months Ended June 30, 2021
Interest rate swap contracts– Unrealized (loss) / gain	Loss on derivatives, net	(485,039)	282,009
Interest rate swap contracts - Realized loss		(26,137)	(147,164)
FFA contracts – Unrealized loss		(131,970)	(4,130,661)
FFA contracts – Realized loss		-	(1,318,589)
Total loss on derivatives		(643,146)	(5,314,405)

EuroDry Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(All amounts expressed in U.S. Dollars)

11. Subsequent Events

The following events occurred after June 30, 2021:

(a)

On August 12, 2021, the Company signed and drew a term loan facility with Piraeus Bank S.A., for the refinance of M/V “Blessed Luck”. This is an $8,000,000 loan drawn by Blessed Luck Shipowners Ltd., as a borrower. The loan is payable in twelve consecutive quarterly instalments, the first four in the amount of $750,000 each and the next eight in the amount of $250,000 each, followed by a balloon repayment of $3,000,000 to be paid together with the last instalment in August 2024. The loan bears interest at LIBOR plus a margin of 2.70%. The loan is secured with the following: (i) first priority mortgage over M/V “Blessed Luck”, (ii) first assignment of earnings and insurance and (iii) other covenants and guarantees similar to the remaining loans of the Company.

(b)

On August 16, 2021, the Company signed a contract to acquire M/V “Asia Ruby II”, a 62,996 dwt vessel built in 2014, for an amount of $24.3 million. The vessel was delivered to the Company on September 22, 2021 and was renamed M/V “Good Heart”. The acquisition cost was financed with a combination of debt (see paragraph (f)) and own funds.

(c)

In August 2021, the Company signed a term sheet with a commercial banking institution for a loan of $9.0 million for the refinancing of M/V “Pantelis” and M/V “Tasos”. The loan will be payable in 36 consecutive monthly instalments, the first eighteen of which amounting to $300,000 each and the remaining eighteen amounting to $200,000 each. The interest rate margin is 3.50% over LIBOR. The loan will be secured with (i) first priority mortgages over M/V “Pantelis” and M/V “Tasos”, (ii) first assignment of earnings and insurance of the aforementioned vessels and (iii) other covenants and guarantees similar to the remaining loans of the Company. The facility is subject to customary conditions precedent and the execution of definitive documentation.

(d)	During August and September 2021, the Company sold 211,945 shares of common stock through its at-the-market offering for gross proceeds net of commissions of $6,233,418.

(e)

On September 30, 2021, the Company fully repaid earlier than scheduled the amount of $8,700,000 for the term loan facility with the National Bank of Greece S.A. ("NBG") drawn by Light Shipping Ltd., Areti Shipping Ltd. and Pantelis Shipping Corp. regarding M/V "Pantelis", M/V "Tasos" and M/V "Starlight", comprising the last instalment and the balloon payment maturing in November 2021 (see Note 7 of the Company’s consolidated financial statements, included in the Annual Report on Form 20-F for the fiscal year ended December 31, 2020).

(f)

On September 30, 2021, the Company signed and drew a term loan facility with NBG in order to refinance the existing indebtedness of M/V “Starlight” and to post-delivery finance part of the acquisition cost of M/V “Good Heart”. This is a $22,000,000 loan drawn by Light Shipping Ltd. and Good Heart Shipping Ltd. as borrowers. The loan is payable in 24 consecutive quarterly instalments, comprising four instalments of $1,000,000 each and eight instalments of $500,000 each, followed by an interim balloon payment of $2,400,000 payable together with the 12th installment, then twelve instalments of $150,000 each plus a balloon payment of $9,800,000 payable together with the last installment. The interest rate margin is 2.75% over LIBOR. The loan is secured with (i) first priority mortgages over M/V “Starlight” and M/V “Good Heart”, (ii) first assignment of earnings and insurance of the aforementioned vessels and (iii) other covenants and guarantees similar to the remaining loans of the Company.